UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2010
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX REPORTS FIRST QUARTER RESULTS
April 28, 2010
For the first quarter of 2010, Methanex reported Adjusted EBITDA1 of $81.5 million and net income of $29.3 million ($0.31 per share on a diluted basis). This compares with Adjusted EBITDA of $72.9 million and net income of $25.7 million ($0.28 per share on a diluted basis) for the fourth quarter of 2009.
Bruce Aitken, President and CEO of Methanex commented, “We achieved an average realized price which was about $20 per tonne higher than last quarter and this led to higher EBITDA in the first quarter. Our results would normally have been higher, however they were negatively impacted by lower produced product sales volumes relative to production and higher stock-based compensation. ”
Mr. Aitken added, “Methanol demand continues to be healthy and our sales volumes were up 12% over last quarter. We also reported higher production in the first quarter due to a better operating rate at our Chile site as a result of the recent successful development of new gas supply in that country. We look forward to a further improvement to our production and cash flow generation in the second half of this year with the Egypt Project targeted to be producing methanol in the middle of this year. ”
Mr. Aitken concluded, “With US$196 million of cash on hand, a strong balance sheet, no near term refinancing requirements, and an undrawn credit facility, we are well positioned to continue to invest to grow the Company.”
A conference call is scheduled for April 29, 2010 at 11:00 am ET (8:00 am PT) to review these first quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 340-8018, or toll free at (866) 223-7781. A playback version of the conference call will be available for fourteen days at (416) 695-5800, or toll free at (800) 408-3053. The passcode for the playback version is 4661035. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. The webcast will be available on our website for three weeks following the call.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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FORWARD-LOOKING INFORMATION WARNING
This First Quarter 2010 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached First Quarter 2010 Management’s Discussion and Analysis for more information.

[1]
Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures in the attached First Quarter 2010 Management’s Discussion and Analysis for a description of each supplemental non-GAAP measure and a reconciliation to the most comparable GAAP measure.

-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

1	Interim Report For the Three Months Ended March 31, 2010
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851

At April 28, 2010 the Company had 92,182,652 common shares issued and outstanding and stock options exercisable for 3,717,120 additional common shares.		Transfer Agents & Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This First Quarter 2010 Management’s Discussion and Analysis dated April 28, 2010 should be read in conjunction with the 2009 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2009 Annual Report. The Methanex 2009 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions, except where noted)	2010	2009	2009

Sales volumes (thousands of tonnes)
Produced methanol	924	880	1,000
Purchased methanol	604	467	270
Commission sales [1]	150	152	131

Total sales volumes	1,678	1,499	1,401
Methanex average non-discounted posted price ($ per tonne) [2]	352	327	216
Average realized price ($ per tonne) [3]	305	282	199
Adjusted EBITDA [4]	81.5	72.9	13.1
Cash flows from operating activities	56.6	35.7	60.9
Cash flows from operating activities before changes in non-cash working capital [4]	77.9	74.2	(0.1)
Operating income (loss) [4]	47.8	40.9	(15.8)
Net income (loss)	29.3	25.7	(18.4)
Basic net income (loss) per common share	0.32	0.28	(0.20)
Diluted net income (loss) per common share	0.31	0.28	(0.20)
Common share information (millions of shares):
Weighted average number of common shares	92.1	92.1	92.0
Diluted weighted average number of common shares	93.4	93.1	92.0
Number of common shares outstanding, end of period	92.2	92.1	92.0

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]
These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q1 2010		Q4 2009	Q1 2009
(thousands of tonnes)	Capacity[1]	Production	Production	Production
Chile I, II, III and IV	950	304	265	228
Atlas (Trinidad) (63.1% interest)	288	238	279	204
Titan (Trinidad)	225	217	188	223
New Zealand [2]	225	208	223	194

	1,688	967	955	849

[1]
The production capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]
The production capacity of New Zealand represents only our 0.9 million tonne per year Motunui facility which we restarted in late 2008. Practical operating capacity will depend partially on the composition of natural gas feedstock and may differ from the stated capacity above. We also have additional potential production capacity that is currently idled in New Zealand (refer to the New Zealand section on page 3 for more information).

Chile
We continue to operate our methanol facilities in Chile significantly below site capacity. This is primarily due to curtailments of our natural gas supply from Argentina — refer to the Management’s Discussion and Analysis included in our 2009 Annual Report for more information.
During the first quarter of 2010 we increased production from our methanol facilities in Chile and produced 304,000 tonnes compared with 265,000 tonnes during the fourth quarter of 2009. Production was higher than the fourth quarter of 2009 due to increased natural gas supply which allowed us to start-up a second plant late in the fourth quarter of 2009.
Our goal is ultimately to return to operating all four of our plants in Chile with natural gas from suppliers in Chile. We are pursuing investment opportunities with the state-owned energy company Empresa Nacional del Petroleo (ENAP), GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. Over the past few years, we have provided GeoPark with $55 million (of which approximately $13 million had been repaid at March 31, 2010) to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block in southern Chile under a ten-year exclusive supply arrangement commencing in 2008. We are also working with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme block in southern Chile and to supply natural gas to our production facilities in Chile. Under the arrangement, we fund a 50% participation in the block and, as at March 31, 2010, we had contributed approximately $74 million.
Approximately 55% of total production at our Chilean facilities is currently being produced with natural gas supplied from the Fell and Dorado Riquelme blocks. In mid-December 2009, based on the success of the natural gas development initiatives, we restarted a second plant in Chile and throughout the first quarter of 2010 we operated two plants, each at approximately 60% capacity. In early April 2010, we returned to operating one plant in Chile at almost full rates as a result of lower natural gas deliveries due to the need for ENAP to satisfy incremental demand for natural gas for residential purposes during the winter season in southern Chile. We believe after the southern hemisphere winter period we will again be able to restart a second plant.
Other investment activities are also supporting the acceleration of natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. The terms of the agreements from the bidding round require minimum investment commitments. In July 2008, we announced that under the international bidding round, the Otway exploration block in southern Chile was awarded to a consortium that includes Wintershall Chile Limitada (Wintershall), GeoPark and Methanex. During the first quarter of 2010, we agreed to participate in the Tranquilo exploration block, also located in southern Chile. The participation is part of a new ownership structure that involves both the Tranquilo block and the Otway block. In the new ownership structure, Wintershall, GeoPark, and Pluspetrol Chile S.A. (Pluspetrol) each have 25% participation and International Finance Corporation (IFC), member of the World Bank Group, and Methanex each have 12.5% participation. GeoPark will be the operator of both blocks. The arrangement is subject to approval by the government of Chile. In 2010, approved budgets by the consortium for the two blocks total $37 million.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Trinidad
Our equity ownership of methanol facilities in Trinidad represent approximately 2.1 million tonnes of competitive-cost annual capacity. Our methanol facilities in Trinidad produced 455,000 tonnes during the first quarter of 2010 compared with 467,000 tonnes during the fourth quarter of 2009. Production at our Trinidad facilities was lower than capacity by approximately 60,000 tonnes during the first quarter of 2010 and by approximately 50,000 tonnes during the fourth quarter of 2009 primarily as a result of unplanned maintenance activities in both periods.
New Zealand
Our New Zealand facilities produced 208,000 tonnes during the first quarter of 2010 compared with 223,000 tonnes during the fourth quarter of 2009. Production was lower in the first quarter of 2010 compared with the fourth quarter of 2009 as a result of reduced operating rates at times during the first quarter of 2010 to resolve a plant technical issue.
In October 2008, we restarted one of our idled 0.9 million tonne per year Motunui methanol plants and idled our 0.5 million tonne per year Waitara Valley plant. We currently have 1.4 million tonnes per year of idled capacity in New Zealand, including a second 0.9 million tonne per year Motunui plant and the Waitara Valley plant. These facilities provide the potential to increase production in New Zealand depending on methanol supply and demand dynamics and the availability of economically priced natural gas feedstock.
EARNINGS ANALYSIS
Our operations consist of a single operating segment — the production and sale of methanol. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of change in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the first quarter of 2010, we recorded Adjusted EBITDA of $81.5 million and net income of $29.3 million ($0.31 per share on a diluted basis). This compares with Adjusted EBITDA of $72.9 million and net income of $25.7 million ($0.28 per share on a diluted basis) for the fourth quarter of 2009 and Adjusted EBITDA of $13.1 million and a net loss of $18.4 million ($0.20 loss per share on a diluted basis) for the first quarter of 2009.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
The increase in Adjusted EBITDA resulted from changes in the following:

	Q1 2010	Q1 2010
	compared with	compared with
($ millions)	Q4 2009	Q1 2009

Average realized price	$34	$162
Sales volumes	15	10
Total cash costs	(41)	(104)

	$8	$68

Average realized price

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ per tonne, except where noted)	2010	2009	2009

Methanex average non-discounted posted price [1]	352	327	216
Methanex average realized price	305	282	199
Average discount	13%	14%	8%

[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

The global financial crisis and weak economic environment in late 2008 and early 2009 resulted in a significant reduction in global methanol demand and a period of low methanol pricing. During 2009, global demand improved, and as a result of this improvement as well as some planned and unplanned plant outages across the industry, methanol prices increased in the latter half of 2009 and into 2010 (refer to Supply/Demand Fundamentals section below for more information). Our average non-discounted posted price for the first quarter of 2010 was $352 per tonne compared with $327 per tonne for the fourth quarter of 2009 and $216 per tonne for the first quarter of 2009. Our average realized price for the first quarter of 2010 was $305 per tonne compared with $282 per tonne for the fourth quarter of 2009 and $199 per tonne for the first quarter of 2009. The changes in our average realized price for the first quarter of 2010 increased revenues by $34 million compared with the fourth quarter of 2009 and increased revenues by $162 million compared with first quarter of 2009.
We have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin and accordingly, we expect the discount from our average non-discounted posted prices to widen during periods of higher methanol pricing. The discount from our average non-discounted posted price for the first quarter of 2010 was approximately 13% compared with approximately 14% for the fourth quarter of 2009 and approximately 8% for the first quarter of 2009. Certain of these contracts where prices are either fixed or linked to our costs plus a margin expired at the end of 2009. The contracts represented approximately 10% of overall sales volumes for the first quarter of 2010 compared with approximately 15% for the fourth quarter of 2009 and approximately 18% for the first quarter of 2009.
Sales volumes
Total methanol sales volumes excluding commission sales volumes for the first quarter of 2010 were higher compared with the fourth quarter of 2009 by 181,000 tonnes and higher compared with the first quarter of 2009 by 258,000 tonnes. This resulted in higher Adjusted EBITDA by $15 million for the first quarter of 2010 compared with the fourth quarter of 2009 and higher Adjusted EBITDA by $10 million for the first quarter of 2010 compared with the first quarter of 2009. We have increased sales volumes in 2010 compared with 2009 to capture demand growth and in anticipation of the new methanol plant in Egypt and improved production in Chile.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs
The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.
Total cash costs for the first quarter of 2010 were higher compared with the fourth quarter of 2009 by $41 million. Natural gas costs on sales of produced methanol and purchased methanol costs were higher for the first quarter of 2010 compared with the fourth quarter of 2009 by $7 million and $16 million, respectively, primarily as a result of higher methanol pricing. Purchased methanol represented a higher proportion of our overall sales volumes for the first quarter of 2010 compared with the fourth quarter of 2009 and this resulted in higher cash costs by approximately $10 million. Selling, general and administrative expenses for the first quarter of 2010 compared with the fourth quarter of 2009 were higher by $7 million as a result of higher stock-based compensation expense and higher by $1 million as a result of other changes in costs. Stock-based compensation expense was higher for the first quarter of 2010 compared with the fourth quarter of 2009 as a result of the impact of an increase in our share price during the first quarter of 2010 as well as the requirement under accounting rules for immediate recognition of stock-based compensation issued to retirement eligible employees.
Total cash costs for the first quarter of 2010 were higher compared with the first quarter of 2009 by $104 million. Natural gas costs on sales of produced methanol and purchased methanol costs were higher for the first quarter of 2010 compared with the first quarter of 2009 by $19 million and $63 million, respectively, primarily as a result of higher methanol pricing. Purchased methanol represented a higher proportion of our overall sales volumes for the first quarter of 2010 compared with the first quarter of 2009 and this resulted in higher cash costs by approximately $16 million. Selling, general and administrative expenses for the first quarter of 2010 compared with the first quarter of 2009 were higher by $10 million primarily as a result of higher stock-based compensation expense primarily from the impact of changes in our share price. Also cash costs were higher during the first quarter of 2009 as a result of a charge of $4 million for severance and termination costs associated with our Chilean operations.
Depreciation and Amortization
Depreciation and amortization was $34 million for the first quarter of 2010 compared with $32 million for the fourth quarter of 2009 and $29 million for the first quarter of 2009. The increase in depreciation and amortization expense for the first quarter of 2010 compared with the fourth quarter of 2009 and the first quarter of 2009 was primarily due to depletion charges associated with our oil and gas investment in Chile. Depletion charges recorded in earnings for the first quarter of 2010 were approximately $4 million compared with $3 million for the fourth quarter of 2009 and nil for the first quarter of 2009. Upon receipt of final approval from the government of Chile in the third quarter of 2009, we adopted the full cost methodology for accounting for oil and gas exploration costs associated with our 50% participation in the Dorado Riquelme block in Southern Chile (refer to Production Summary section on page 2 for more information). Under these accounting standards, cash investments in the block are initially capitalized and are recorded to earnings through non-cash depletion charges as natural gas is produced from the block.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Expense

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2010	2009	2009

Interest expense before capitalized interest	$15	$15	$15
Less capitalized interest	(9)	(9)	(7)

Interest expense	$6	$6	$8

Capitalized interest relates to interest costs capitalized during the construction of the 1.3 million tonne per year methanol facility in Egypt.
Interest and Other Income

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2010	2009	2009

Interest and other income (expense)	$1	$—	$(4)

Interest and other income for the first quarter of 2010 was $1 million compared with nil for the fourth quarter of 2009 and expense of $4 million for the first quarter of 2009. The increase in interest and other income during the first quarter of 2010 compared with the fourth quarter of 2009 and the first quarter of 2009 was primarily due to the impact of changes in foreign exchange rates.
Income Taxes
We recorded income tax expense of $12.6 million for the first quarter of 2010 compared with income tax expense of $9.0 million for the fourth quarter of 2009 and income tax recovery of $8.5 million for the first quarter of 2009. The effective tax rate for the first quarter of 2010 was approximately 30% compared with approximately 26% for the fourth quarter of 2009 and 32% for the first quarter of 2009.
The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
During 2009 and into 2010, global methanol demand recovered significantly from the effects of the global financial crisis and weak economic environment and we estimate global demand has surpassed pre-recession levels and is currently approximately 44 million tonnes measured on an annualized basis. We believe current indications are that global demand will continue to improve during 2010. Increases in demand have been in both traditional and energy derivatives in Asia (particularly in China), while we have seen on-going positive signs of modest demand recovery since mid-2009 in other regions including Latin America, Europe and North America. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by recent regulatory changes in that country. For example, an M85 (or 85% methanol) national standard took effect December 1, 2009, and we expect an M15 (or 15% methanol) national standard to be released later in 2010. Supported by a strong energy price environment, methanol demand into DME in China has also been healthy.
Methanex Non-Discounted Regional Posted Prices 1

	Apr	Mar	Feb	Jan
(US$ per tonne)	2010	2010	2010	2010

United States	366	366	366	366
Europe [2]	338	319	321	338
Asia	345	365	350	350

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€250 for Q2 2010 (Q1 2010 — €235) converted to United States dollars.
In addition to the improvement in demand, over the last year we have seen escalation in feedstock costs for some producers and there have been a number of planned and unplanned plant outages across the industry. Increasing demand and constrained supply led to methanol prices increasing through the latter half of 2009 and into 2010. Higher prices have resulted in the restart of a significant amount of higher cost production, particularly in China. However, supported by strong methanol demand in China, net imports into that country have remained high compared to historical levels. Our average non-discounted posted price in the first quarter of 2010 was approximately $350 per tonne, compared to an average price of $290 per tonne in the second half of 2009. Recently, spot prices in certain markets have declined primarily as a result of industry supply operating at higher rates. We recently posted the non-discounted price for May in North America at $333 per tonne.
The next increments of world scale capacity outside of China are four plants with capacity totaling 4.0 million tonnes. These plants are in the process of starting up or are expected to start up later in 2010, including our own 1.3 million tonne per year plant in Egypt which is targeted for start up in mid-2010. After these four new plants, there are no new capacity additions expected outside of China over the next few years, with the exception of a 0.7 million tonne plant in Azerbaijan, which we expect will impact the market in 2012.
Methanol demand into traditional derivatives is correlated to industrial production and we believe that methanol demand into these derivatives should improve further as the macro-economic environment improves. Also over the last few years, high energy prices have driven demand for methanol into energy applications such as gasoline blending and DME, primarily in China. Recent regulatory changes have improved the demand outlook for methanol gasoline blending in China and we believe demand potential into these energy derivatives will be stronger in a high energy price environment.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in working capital in the first quarter of 2010 were $78 million compared with $74 million for the fourth quarter of 2009 and nil for the first quarter of 2009. The change in cash flows for the first quarter of 2010 compared with the first quarter of 2009 is primarily a result of the change in earnings levels.
During the first quarter of 2010, we paid a quarterly dividend of US$0.155 per share, or $14 million.
We are constructing a 1.3 million tonne per year methanol facility in Egypt. We are targeting the methanol facility to start up in mid-2010. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project and we will market 100% of the methanol produced from the facility. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the first quarter of 2010, total plant and equipment construction costs were $24 million. EMethanex has limited recourse debt facilities of $530 million. As at March 31, 2010 a total of $494 million has been drawn, with $22 million being drawn during the first quarter of 2010. We estimate total remaining capital expenditures of approximately $75 million to complete the construction of the Egypt methanol facility, including capitalized interest related to the project financing and excluding working capital. This excludes unpaid capital expenditures recorded in accounts payable at March 31, 2010 of approximately $26 million. These expenditures will be funded from cash generated from operations and cash on hand, cash contributed by the non-controlling shareholders and proceeds from the limited recourse debt facilities. At March 31, 2010, our 60% share of remaining cash equity contributions, including capitalized interest related to the project financing and excluding working capital, is estimated to be approximately $25 million and we expect to fund these expenditures from cash generated from operations and cash on hand.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

We have an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme hydrocarbon exploration block in southern Chile. Under the arrangement, we fund a 50% participation in the block and have contributed $74 million to date. We expect to make further contributions over the next few years to fully realize the potential of the block. These contributions will be based on annual budgets established by ENAP and Methanex in accordance with the Joint Operating Agreement that governs this development.
We have agreements with GeoPark under which we have provided $55 million in financing, of which GeoPark has repaid $13 million as at March 31, 2010, to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile.
We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to retain financial flexibility. Our cash balance at March 31, 2010 was $196 million. We have a strong balance sheet, no near term re-financing requirements, and an undrawn $200 million credit facility provided by highly rated financial institutions that expires in mid-2012. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for existing operations, is currently estimated to total approximately $70 million for the period to the end of 2011.
We believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.
The credit ratings for our unsecured notes at March 31, 2010 were as follows:

Standard & Poor’s Rating Services	BBB- (negative)
Moody’s Investor Services	Ba1 (stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
Into 2010 the methanol supply demand fundamentals have been reasonably balanced as a result of strong demand in both traditional and energy derivatives in Asia and some recovery demand for traditional derivatives in other regions including Europe and North America. This has resulted in a relatively stable price environment throughout the first quarter of 2010.
The next increments of world scale capacity outside of China are four plants with capacity totaling 4.0 million tonnes per year, which are in the process of starting up or are scheduled to start up later in 2010. This includes our own 1.3 million tonne per year plant in Egypt which is targeted to start up in mid-2010. We believe this new methanol facility will further enhance our earnings and cash generation capability and positioning within the industry with its competitive cost structure and excellent location to supply the European market.
We expect it may take some time for the new plants to achieve high rates of utilization and have a meaningful impact on industry supply. We also believe that the impact of new supply will be offset by global methanol demand growth and shutdown of high cost capacity. Recent regulatory changes have improved the demand outlook for methanol gasoline blending in China and we believe demand potential into these energy derivatives will be stronger in a high energy price environment. We also believe that methanol demand into traditional derivatives should continue to improve as the macro economic environment improves.
The methanol price will ultimately depend on the strength of the global recovery, industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES
For the three months ended March 31, 2010, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.
As a result of the IFRS transition, changes in accounting policies are likely and may materially impact our consolidated financial statements. The IASB will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS standards applicable at the conversion date are known.
We have established a working team to manage the transition to IFRS. Additionally, we have established a formal project governance structure that includes the Audit, Finance and Risk Committee of the Board, senior management, and an IFRS steering committee to monitor progress and review and approve recommendations from the working team for the transition to IFRS. The working team provides regular updates to the IFRS steering committee and to the Audit, Finance and Risk Committee.
We have developed a plan to convert our consolidated financial statements to IFRS at the changeover date of January 1, 2011 with comparative financial results for 2010. The IFRS transition plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, and control activities. For a detailed discussion of the key elements and activities of the changeover plan, see the Anticipated Changes to Canadian Generally Accepted Accounting Principles section of the Management’s Discussion and Analysis in our 2009 annual report. An update of the status of these activities is as follows:
Accounting policies and implementation decisions

In 2010, we have continued to review our selection of IFRS accounting policies with our auditors to ensure consistent interpretation of IFRS guidance in key areas. We have developed preliminary estimates of adjustments to the financial statements on transition to IFRS. In 2010, all accounting policy changes from the transition to IFRS and the corresponding adjustments to the financial statements will be subject to review by senior management, the IFRS Steering Committee and ultimately final review and approval by the Audit, Finance and Risk Committee of the Board. For a discussion of those accounting policy changes that management considers most significant to the Company, as well as a discussion of optional exemptions available under IFRS 1, First-time Adoption of International Financial Reporting Standards, that the Company currently intends to elect on transition to IFRS, see the Anticipated Changes to Canadian Generally Accepted Accounting Principles section of the Management’s Discussion and Analysis in our 2009 annual report.
Infrastructure: Financial reporting expertise
We continue to provide training and updates for key employees, senior management, the Audit, Risk and Finance Committee, and the Board regarding the application of IFRS accounting policies and the corresponding impact on our consolidated financial statements.
Infrastructure: Information technology and data systems

We have assessed the impact on system requirements for the convergence and post-convergence periods. We do not anticipate significant impact to applications arising from the transition to IFRS.
Business activities: Financial covenants
The financial covenant requirements in our financing relationships are measured on the basis of Canadian GAAP in effect at the commencement of the various relationships, and the transition to IFRS will therefore have no impact on our current financial covenant requirements. In 2010, we will develop a process to compile our financial results on a historical Canadian GAAP basis and to monitor financial covenant requirements through to the conclusion of our current financing relationships.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Business activities: Compensation arrangements
We have identified compensation policies that rely on indicators derived from the financial statements. In 2010, we will work with the Company’s human resources department and the Human Resources Committee of the Board to ensure that compensation arrangements incorporate IFRS results in accordance with the Company’s overall compensation principles.
Control activities: Internal control over financial reporting
We have identified the required accounting process changes that result from the application of IFRS accounting policies; these changes are not anticipated to be significant. In 2010, we will complete the design, implementation and documentation of the internal controls over accounting process changes that result from the application of IFRS accounting policies.
Control activities: Disclosure controls and procedures
We continue to provide IFRS project updates in quarterly and annual disclosure documents. In 2010, all accounting policy changes from the transition to IFRS and the corresponding adjustments to the financial statements will be subject to review by senior management, the IFRS Steering Committee and ultimately final review and approval by the Audit, Finance and Risk Committee of the Board.
We are progressing according to schedule and continue to be on-track toward project completion in 2011. We will continue to provide updates on the status of the project and its impact on financial reporting in our quarterly and annual Management’s Discussion and Analysis throughout the convergence period to January 1, 2011.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income (expense), and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ thousands)	2010	2009	2009

Cash flows from operating activities	$56,646	$35,737	$60,947
Add (deduct):
Changes in non-cash working capital	21,206	38,433	(61,052)
Other cash payments	3,162	327	6,514
Stock-based compensation expense	(9,980)	(4,598)	(1,874)
Other non-cash items	(2,202)	(1,329)	(2,451)
Interest expense	6,389	6,217	7,559
Interest and other income (expense)	(526)	(18)	3,581
Current income taxes	6,794	(1,880)	(95)

Adjusted EBITDA	$81,489	$72,889	$13,129

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2010	2009	2009	2009

Revenue	$466,706	$381,729	$316,932	$245,501
Net income (loss)	29,320	25,718	(831)	(5,743)
Basic net income (loss) per common share	0.32	0.28	(0.01)	(0.06)
Diluted net income (loss) per common share	0.31	0.28	(0.01)	(0.06)

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2009	2008	2008	2008

Revenue	$254,007	$408,384	$569,876	$600,025
Net income (loss)	(18,406)	(3,949)	70,045	38,059
Basic net income (loss) per common share	(0.20)	(0.04)	0.75	0.40
Diluted net income (loss) per common share	(0.20)	(0.04)	0.74	0.40

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING
This First Quarter 2010 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the First Quarter 2010 investor conference call contain forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward looking statements:
•	expected demand for methanol and its derivatives,

•	expected new methanol supply and timing for start-up of the same,

•	expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,

•	expected methanol and energy prices,

•	anticipated production rates of our plants, including the new methanol plant in Egypt targeted for startup in mid-2010,

•	expected levels of natural gas supply to our plants,

•	capital committed by third parties towards future natural gas exploration in Chile and New Zealand, anticipated results of natural gas exploration in Chile and New Zealand and timing of same,

•	expected capital expenditures and future sources of funding for such capital expenditures, including capital expenditures to support natural gas exploration and development in Chile and New Zealand,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates,

•	expected cash flows and earnings capability,

•	anticipated completion date of, and cost to complete, our methanol project in Egypt,

•	availability of committed credit facilities and other financing,

•	shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability of, or ability to execute, future projects or capacity expansions,

•	financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels), and

•	expected actions of governments, gas suppliers, courts and tribunals, or other third parties, including establishment by the Chinese government of new fuel blending standards.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	production rates of our facilities, including the new methanol plant in Egypt targeted for startup in 2010,

•	success of natural gas exploration in Chile and New Zealand,

•
receipt or issuance of third party consents or approvals, including without limitation, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	timing of completion and cost of our methanol project in Egypt,

•	availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters or global pandemics,

•	absence of a material negative impact from changes in laws or regulations, and

•	performance of contractual obligations by customers, suppliers and other third parties.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•
the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions or other regions on commercially acceptable terms,

•	the timing of start-up and cost to complete our new methanol joint venture project in Egypt,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors and suppliers,

•
actions of governments and governmental authorities including implementation of policies or other measures by the Chinese government or other governments that could impact the demand for methanol or its derivatives,

•	changes in laws or regulations,

•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations,

•	world-wide economic conditions, and

•	other risks described in our 2009 Management’s Discussion and Analysis and this First Quarter 2010 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our adjusted earnings before interest, taxes, depreciations and amortization (Adjusted EBITDA) (refer to the Supplemental Non-GAAP Measures section on page 11 for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, and income taxes. In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of change in our Adjusted EBITDA are average realized price, cash costs and sales volume.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

COST
The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in our Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We also sell methanol on a commission basis. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility in Trinidad that we do not own.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31	Mar 31
	2010	2009

Revenue	$466,706	$254,007
Cost of sales and operating expenses	385,217	240,878
Depreciation and amortization	33,733	28,921

Operating income (loss) before undernoted items	47,756	(15,792)
Interest expense (note 6)	(6,389)	(7,559)
Interest and other income (expense)	526	(3,581)

Income (loss) before income taxes	41,893	(26,932)
Income tax (expense) recovery:
Current	(6,794)	95
Future	(5,779)	8,431

	(12,573)	8,526

Net income (loss)	$29,320	$(18,406)

Net income (loss) per common share:
Basic	$0.32	$(0.20)
Diluted	$0.31	$(0.20)

Weighted average number of common shares outstanding:
Basic	92,128,325	92,034,025
Diluted	93,412,230	92,034,025

Number of common shares outstanding at period end	92,168,582	92,039,492
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 15
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Mar 31	Dec 31
	2010	2009

ASSETS
Current assets:
Cash and cash equivalents	$196,303	$169,788
Receivables	271,346	257,418
Inventories	169,460	171,554
Prepaid expenses	20,492	23,893

	657,601	622,653
Property, plant and equipment (note 3)	2,197,358	2,183,787
Other assets	109,916	116,977

	$2,964,875	$2,923,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$216,696	$232,924
Current maturities on long-term debt (note 5)	45,903	29,330
Current maturities on other long-term liabilities	9,839	9,350

	272,438	271,604
Long-term debt (note 5)	900,269	884,914
Other long-term liabilities	101,396	97,185
Future income tax liabilities	306,289	300,510
Non-controlling interest	136,052	133,118
Shareholders’ equity:
Capital stock	428,614	427,792
Contributed surplus	27,546	27,007
Retained earnings	821,193	806,158
Accumulated other comprehensive loss	(28,922)	(24,871)

	1,248,431	1,236,086

	$2,964,875	$2,923,417

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 16
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Loss	Equity

Balance, December 31, 2008	92,031,392	$427,265	$22,669	$862,507	$(24,025)	$1,288,416
Net income	—	—	—	738	—	738
Compensation expense recorded for stock options	—	—	4,440	—	—	4,440
Issue of shares on exercise of stock options	76,850	425	—	—	—	425
Reclassification of grant date fair value on exercise of stock options	—	102	(102)	—	—	—
Dividend payments	—	—	—	(57,087)	—	(57,087)
Other comprehensive loss	—	—	—	—	(846)	(846)

Balance, December 31, 2009	92,108,242	427,792	27,007	806,158	(24,871)	1,236,086
Net income	—	—	—	29,320	—	29,320
Compensation expense recorded for stock options	—	—	682	—	—	682
Issue of shares on exercise of stock options	60,340	679	—	—	—	679
Reclassification of grant date fair value on exercise of stock options	—	143	(143)	—	—	—
Dividend payments	—	—	—	(14,285)	—	(14,285)
Other comprehensive loss	—	—	—	—	(4,051)	(4,051)

Balance, March 31, 2010	92,168,582	$428,614	$27,546	$821,193	$(28,922)	$1,248,431

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31	Mar 31
	2010	2009
Net income (loss)	$29,320	$(18,406)
Other comprehensive income (loss), net of tax:
Change in fair value of forward exchange contracts (note 11)	253	42
Change in fair value of interest rate swap contracts (note 11)	(4,304)	1,070

	(4,051)	1,112

Comprehensive income (loss)	$25,269	$(17,294)

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 17
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31	Mar 31
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$29,320	$(18,406)
Add (deduct) non-cash items:
Depreciation and amortization	33,733	28,921
Future income taxes	5,779	(8,431)
Stock-based compensation expense	9,980	1,874
Other	2,202	2,451
Other cash payments, including stock-based compensation	(3,162)	(6,514)

Cash flows from operating activities before undernoted	77,852	(105)
Changes in non-cash working capital (note 10)	(21,206)	61,052

	56,646	60,947

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(14,285)	(14,267)
Proceeds from limited recourse debt (note 5)	31,600	45,000
Equity contribution by non-controlling interest	5,804	15,275
Repayment of limited recourse debt	(313)	(313)
Proceeds on issue of shares on exercise of stock options	679	38
Repayment of other long-term liabilities	(9,064)	(2,417)

	14,421	43,316

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(12,489)	(16,416)
Egypt plant under construction	(24,098)	(86,352)
Oil and gas assets	(9,326)	(8,089)
GeoPark financing, net of repayments	2,929	1,984
Changes in project debt reserve accounts	—	7,600
Other assets	—	(2,411)
Changes in non-cash working capital related to investing activities (note 10)	(1,568)	(16,115)

	(44,552)	(119,799)

Increase (decrease) in cash and cash equivalents	26,515	(15,536)
Cash and cash equivalents, beginning of period	169,788	328,430

Cash and cash equivalents, end of period	$196,303	$312,894

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$23,359	$21,690
Income taxes paid, net of amounts refunded	$1,770	$5,765
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 18
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:
These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 13. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2009 Annual Report.
2.	Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three months ended March 31, 2010 was $364 million (2009 — $231 million).
3.	Property, plant and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value

March 31, 2010
Plant and equipment	$2,590,736	$1,405,569	$1,185,167
Egypt plant under construction	878,262	—	878,262
Oil and gas assets	77,728	9,128	68,600
Other	136,296	70,967	65,329

	$3,683,022	$1,485,664	$2,197,358

December 31, 2009
Plant and equipment	$2,586,920	$1,380,379	$1,206,541
Egypt plant under construction	854,164	—	854,164
Oil and gas assets	68,402	4,560	63,842
Other	127,623	68,383	59,240

	$3,637,109	$1,453,322	$2,183,787

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 19
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Mar 31	Dec 31
Consolidated Balance Sheets	2010	2009

Cash and cash equivalents	$19,313	$8,252
Other current assets	71,526	72,667
Property, plant and equipment	236,227	240,290
Other assets	12,920	12,920
Accounts payable and accrued liabilities	23,121	22,380
Long-term debt, including current maturities (note 5)	93,279	93,155
Future income tax liabilities	18,760	18,660

	Three Months Ended
	Mar 31	Mar 31
Consolidated Statements of Income	2010	2009

Revenue	$52,836	$37,861
Expenses	(47,001)	(34,675)

Income before income taxes	5,835	3,186
Income tax expense	(943)	(742)

Net income	$4,892	$2,444

	Three Months Ended
	Mar 31	Mar 31
Consolidated Statements of Cash Flows	2010	2009

Cash inflows from operating activities	$11,577	$17,322
Cash outflows from investing activities	(516)	(933)
5.	Long-term debt:

	Mar 31	Dec 31
	2010	2009

Unsecured notes
8.75% due August 15, 2012	$198,744	$198,627
6.00% due August 15, 2015	148,754	148,705

	347,498	347,332
Atlas limited recourse debt facilities	93,279	93,155
Egypt limited recourse debt facilities	484,220	461,570
Other limited recourse debt facilities	21,175	12,187

	946,172	914,244
Less current maturities	(45,903)	(29,330)

	$900,269	$884,914

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 20
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Interest expense:

	Three Months Ended
	Mar 31	Mar 31
	2010	2009

Interest expense before capitalized interest	$15,495	$14,373
Less: capitalized interest related to Egypt project	(9,106)	(6,814)

Interest expense	$6,389	$7,559

Interest during construction of the Egypt methanol facility is capitalized until the plant is substantially complete and ready for productive use. The Company has secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period of September 28, 2007 to March 31, 2015. For the three months ended March 31, 2010, interest costs related to this project of $9.1 million (2009 — $6.8 million) related to this project were capitalized, inclusive of interest rate swaps.
7.	Net income per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended
	Mar 31	Mar 31
	2010	2009

Denominator for basic net income per common share	92,128,325	92,034,025
Effect of dilutive stock options	1,283,905	—

Denominator for diluted net income per common share	93,412,230	92,034,025

8.	Stock-based compensation:
a)	Stock options:
(i)	Outstanding stock options:

Common shares reserved for outstanding stock options at March 31, 2010:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2009	55,350	$7.58	4,998,242	$18.77
Granted	—	—	89,250	25.22
Exercised	(10,000)	3.29	(50,340)	11.10
Cancelled	(7,500)	3.29	(22,550)	14.89

Outstanding at March 31, 2010	37,850	$9.56	5,014,602	$18.98

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 21
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Stock-based compensation (continued):
Information regarding the stock options outstanding at March 31, 2010 is as follows:

	Options Outstanding at			Options Exercisable at
	March 31, 2010			March 31, 2010
	Weighted
	Average
	Remaining	Number of	Weighted	Number of	Weighted
	Contractual Life	Stock Options	Average	Stock Options	Average
Range of Exercise Prices	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price

Options denominated in CAD
$9.56	0.9	37,850	$9.56	37,850	$9.56

Options denominated in USD
$6.33 to 11.56	5.6	1,458,440	$6.58	574,620	$6.97
$17.85 to 22.52	2.8	1,441,700	20.27	1,441,700	20.27
$23.92 to 28.43	4.5	2,114,462	26.66	1,677,020	26.37

	4.3	5,014,602	$18.98	3,693,340	$20.97

(ii)	Compensation expense related to stock options:

For the three months ended March 31, 2010, compensation expense related to stock options included in cost of sales and operating expenses was $0.7 million (2009 — $2.2 million). The fair value of the 2010 stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2010

Risk-free interest rate	1.7%
Dividend yield	2%
Expected life	4 years
Volatility	47%
Forfeiture rate	5%
Weighted average fair value of options granted (USD per share)	$7.59

b)	Stock appreciation rights and tandem stock appreciation rights:

Subject to shareholder approval, on January 28, 2010, the Company’s stock option plan was amended to include tandem stock appreciation rights (“TSARs”) and a new plan was introduced for stock appreciation rights (“SARs”). A SAR gives the holder a right to receive a cash payment equal to the difference between the market price of the Company’s common shares and the exercise price based on the closing price of $25.22 on the date of the grant. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the difference between the market price of the Company’s common shares and the exercise price. All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant.

(i)	Outstanding SARs and TSARs:

SARs and TSARs outstanding at March 31, 2010:

	Stock Appreciation Rights		Tandem Stock Appreciation Rights
	Number of Units	Exercise Price	Number of Units	Exercise Price

Outstanding at December 31, 2009	—	$—	—	$—
Granted	394,065	25.22	725,505	25.22
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding at March 31, 2010[1]	394,065	$25.22	725,505	$25.22

[1]	As at March 31, 2010 no SARs or TSARs outstanding are exercisable. The Company has common shares reserved for outstanding TSARs.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT	PAGE 22
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Stock-based compensation (continued):
(ii)	Compensation expense related to SARs and TSARs:
Compensation expense for SARs and TSARs are initially measured based on their intrinsic value and is recognized over the related service period. The intrinsic value is measured by the difference between the market price of the Company’s common shares and the exercise price. Changes in intrinsic value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The intrinsic value and liability of SARs and TSARs at March 31, 2010 were nil.
For the three months ended March 31, 2010, compensation expense related to SARs and TSARs included in cost of sales and operating expenses was nil.
c)	Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at March 31, 2010 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance Share
	Units	Units	Units

Outstanding at December 31, 2009	505,176	22,478	1,078,812
Granted	44,970	27,600	404,630
Granted in-lieu of dividends	3,500	307	7,049
Redeemed	—	—	(326,840)
Cancelled	—	—	(5,457)

Outstanding at March 31, 2010	553,646	50,385	1,158,194

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2010 was $39.1 million compared with the recorded liability of $27.8 million. The difference between the fair value and the recorded liability of $11.3 million will be recognized over the weighted average remaining service period of approximately 2.1 years.
For the three months ended March 31, 2010, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $9.3 million (2009 — recovery of $0.4 million). This included an expense of $5.0 million (2009 — recovery of $3.0 million), related to the effect of the change in the Company’s share price.
9.	Retirement plans:
Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three months ended March 31, 2010 was $2.1 million (2009 — $3.5 million).

METHANEX CORPORATION 2010 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

10.	Changes in non-cash working capital:
The change in cash flows related to changes in non-cash working capital for the three months ended March 31, 2010 were as follows:

	Three Months Ended
	Mar 31	Mar 31
	2010	2009

Decrease (increase) in non-cash working capital:
Receivables	$(13,928)	$62,665
Inventories	2,094	50,854
Prepaid expenses	3,401	(3,626)
Accounts payable and accrued liabilities	(16,228)	(60,585)

	(24,661)	49,308
Adjustments for items not having a cash effect	1,887	(4,371)

Changes in non-cash working capital having a cash effect	$(22,774)	$44,937

These changes relate to the following activities:
Operating	$(21,206)	$61,052
Investing	(1,568)	(16,115)

Changes in non-cash working capital	$(22,774)	$44,937

11.	Financial instruments:
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Mar 31	Dec 31
	2010	2009

Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$196,303	$169,788
Project debt reserve accounts included in other assets	12,920	12,920
Derivative instruments designated as cash flow hedges	1,002	—

Loans and receivables:
Receivables, excluding current portion of GeoPark financing	262,086	249,332
GeoPark financing, including current portion	43,139	46,055

	$515,450	$478,095

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$216,696	$232,924
Long-term debt, including current portion	946,172	914,244

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	32,853	33,185
Derivative instruments	99	99

	$1,195,820	$1,180,452

At March 31, 2010, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and project debt reserve accounts included in other assets which are recorded at fair value.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

11.	Financial instruments (continued):
The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015. The Company has the interest rate swap contracts to swap the variable-based interest payments for a fixed rate and has designated these interest rate swaps as cash flow hedges.
These interest rate swaps had outstanding notional amounts of $364 million as at March 31, 2010. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At March 31, 2010, these interest rate swap contracts had a negative fair value of $32.9 million (December 31, 2009 - $33.2 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity and changes in their fair values have been recorded in other comprehensive income.
The Company also designates as cash flow hedges forward exchange contracts to sell euros at a fixed USD exchange rate. At March 31, 2010, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 40.4 million euros in exchange for US dollars and these euro contracts have a positive fair value of $1.0 million.
At March 31, 2010, the Company’s derivative financial instruments that have not been designated as cash flow hedges include a floating-for-fixed interest rate swap contract with a negative fair value of $0.1 million (December 31, 2009 — $0.1 million) recorded in other long-term liabilities.
12.	Contingent liability:
The Board of Inland Revenue of Trinidad and Tobago (BIR) issued an assessment in 2009 against our wholly owned subsidiary, Methanex Trinidad (Titan) Unlimited, in respect of the 2003 financial year. The assessment relates to the deferral of tax depreciation deductions during the five year tax holiday which ended in 2005. The impact of the amount in dispute as at December 31, 2009 is approximately US$23 million in current taxes and US$26 million in future taxes, exclusive of any interest charges.
The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained.
13.	United States generally accepted accounting principles:
The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).
The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income (loss) for the three months ended March 31, 2010 and 2009 are as follows:

	Three Months Ended
	Mar 31	Mar 31
	2010	2009

Net income (loss) in accordance with Canadian GAAP	$29,320	$(18,406)
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)
Stock-based compensation [b]	(3,267)	55
Uncertainty in income taxes [c]	(2,267)	(414)
Income tax effect of above adjustments [d]	168	168

Net income (loss) in accordance with U.S. GAAP	$23,476	$(19,075)

Per share information in accordance with U.S. GAAP:
Basic net income (loss) per share	$0.25	$(0.21)
Diluted net income (loss) per share	$0.25	$(0.21)

METHANEX CORPORATION 2010 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

13.	United States generally accepted accounting principles (continued):
The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income (loss) for the three months ended March 31, 2010 and 2009 are as follows:

	Three Months Ended
	Mar 31, 2010			Mar 31, 2009
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP

Net income (loss)	$29,320	$(5,844)	$23,476	$(19,075)

Change in fair value of forward exchange contracts, net of tax	253	—	253	42
Change in fair value of interest rate swap, net of tax	(4,304)	—	(4,304)	1,070
Change related to pension, net of tax [e]	—	349	349	354

Comprehensive income (loss)	$25,269	$(5,495)	$19,774	$(17,609)

a)	Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. In accordance with U.S. GAAP, an increase to depreciation expense by $0.5 million (2009 — $0.5 million), was recorded for the three months ended March 31, 2010.
b)	Stock-based compensation:
During the first quarter of 2010, the Company granted 394,065 stock appreciation rights (“SARs”) and 725,505 tandem stock appreciation rights (“TSARs”). A SAR gives the holder a right to receive a cash payment equal to the difference between the market price of the Company’s common shares and the exercise price based on the closing price of $25.22 on the date of the grant. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the difference between the market price of a common share and the exercise price. Refer to note 8 for further details regarding SARs and TSARs.
Under Canadian GAAP, both SARs and TSARs are accounted for using the intrinsic value method. The intrinsic value is measured by the difference between the market price of the Company’s common shares and the exercise price. At March 31, 2010, compensation expense related to SARs and TSARs for Canadian GAAP was nil as the market price was lower than the exercise price. Under U.S. GAAP, SARs and TSARs are required to be accounted for using a fair value method. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The Company used the Black-Scholes option pricing model to determine the fair value of the SARs and TSARs and this has resulted in an increase in cost of sales and operating expenses of $3.2 million for the three months ended March 31, 2010.
The Company also has 19,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP.
c)	Accounting for uncertainty in income taxes:
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48), as codified in FASB ASC topic 740, Income Taxes (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with ASC 740, an income tax expense of $2.3 million (2009 — $0.4 million) was recorded for the three months ended March 31, 2010.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

13.	United States generally accepted accounting principles (continued):
d)	Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. In accordance with U.S. GAAP, an increase to net income of $0.2 million (2009 — $0.2 million) was recorded for the three months ended March 31, 2010.
e)	Defined benefit pension plans:
Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. In accordance with U.S. GAAP, an increase to other comprehensive income of $0.3 million (2009 — $0.4 million) was recorded for the three months ended March 31, 2010.
f)	Interest in Atlas joint venture:
U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.
g)	Non-controlling interests:
Effective January 1, 2009, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, as codified in FASB ASC topic 810, Consolidation (ASC 810). FAS No. 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labelled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. Under this standard, the Company would be required to reclassify non-controlling interest on the consolidated balance sheet into shareholders’ equity. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because it results in a balance sheet reclassification and does not impact net income or comprehensive income as disclosed in the reconciliation.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 27

Methanex Corporation
Quarterly History (unaudited)

	Q1 2010	2009	Q4	Q3	Q2	Q1	2008	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	924	3,764	880	943	941	1,000	3,363	829	946	910	678
Purchased methanol	604	1,546	467	480	329	270	2,074	435	429	541	669
Commission sales [1]	150	638	152	194	161	131	617	134	172	168	143

	1,678	5,948	1,499	1,617	1,431	1,401	6,054	1,398	1,547	1,619	1,490

METHANOL PRODUCTION (thousands of tonnes)

Chile	304	942	265	197	252	228	1,088	272	246	261	309
Titan, Trinidad	217	764	188	188	165	223	871	225	200	229	217
Atlas, Trinidad (63.1%)	238	1,015	279	257	275	204	1,134	269	284	288	293
New Zealand	208	822	223	202	203	194	570	200	126	124	120

	967	3,543	955	844	895	849	3,663	966	856	902	939

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	305	225	282	222	192	199	424	321	413	412	545
($/gallon)	0.92	0.68	0.85	0.67	0.58	0.60	1.28	0.97	1.24	1.24	1.64

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$0.32	0.01	0.28	(0.01)	(0.06)	(0.20)	1.79	(0.04)	0.75	0.40	0.66
Diluted net income (loss)	$0.31	0.01	0.28	(0.01)	(0.06)	(0.20)	1.78	(0.04)	0.74	0.40	0.66

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2010 FIRST QUARTER REPORT QUARTERLY HISTORY	PAGE 28

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 29, 2010	By:	/s/ RANDY MILNER

		Name:	Randy Milner
		Title:	Senior Vice President, General
Counsel & Corporate Secretary